

Mail Stop 3030

October 1, 2009

Via U.S. Mail and Fax (604) 221-2330

K. Thomas Bailey
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, B.C. Canada V6A 1B6

> **Re: Angiotech Pharmaceuticals, Inc.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Filed March 16 and March 23, 2009**
> **File No. 000-30334**

Dear Mr. Bailey:

We have reviewed your correspondence dated September 28, 2009 and have the following comment. As indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Item 8. Financial Statements

1. We refer to your response to prior comment 1 from our letter dated September 17, 2009. While we acknowledge your response, for US GAAP purposes the $650 million goodwill impairment charge is an operating expense. Please file an appropriate amendment to correct the classification error in your statement of operations. Please also present relevant disclosure under FASB ASC 250-10-50-7 (legacy, SFAS 154). You should also consider the requirements of Item 4-02 of Form 8-K.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer